ALTAI RESOURCES INC. **NEWS RELEASE**

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: March 2, 2010

ALTAI UPDATES ON ITS UTICA SHALE GAS PROJECT IN THE ST. LAWRENCE LOWLANDS, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") reports that some preliminary results of the Company's 2009 seismic survey are now available. One of the aims of this work program was to determine the location of the Yamaska Fault in the southern two-thirds of Altai permits where the location of the Fault was (and remains) poorly defined.

Seismic line ATI-2009-02 extended for 17 kilometers northwesterly from the eastern boundary of Altai Permit No. 2009PG538 perpendicular to the presumed trace of the Fault. Based on available geological maps, this seismic line should have crossed the Yamaska Fault. Our survey shows that the line did not reach the Fault. The Fault must be further west than presently portrayed in public maps. Therefore that portion of Altai permits in the Tier 1 area (east of the Fault) is larger than the originally estimated 40,000 acres (refer to Altai's October 2009 corporate presentation on our website). At present our preliminary estimate is that the Tier 1 portion of our permits is about 50,000 acres or more. Further seismic surveys and/or reinterpretation of old (pre 1970's) surveys that may be purchased are needed to determine the trace of the Fault in the southern two-thirds of Altai's permits.

We notice that there is some erroneous information in the electronic media about the Company's gas project. Altai has 100% ownership in 282,544 acres and 15% royalty interest in a further 33,000 acres (owned by Talisman), in both Tier 1 (deeper) and Tier 2 areas of the Shale gas play in the St. Lawrence Lowlands, Quebec.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


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